Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

November 22, 2022

Q3 2022 Thomas Christensen, CEO 22.11.2022

Discl a imer This presentation (the “Presentation”) has been produced by DLTx ASA (the “Company”, and together with its subsidiaries the “Group”) solely for information purposes. This Presentation is dated 22 November 2022. The Company does not intend, and does not assume any obligation, to update or correct any information included in this Presentation. This Presentation includes forward - looking statements that reflect the Company’s current views with respect to future events and financial and operational performance. These forward - looking statements may be identified by the use of forward - looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “should”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. These forward - looking statements reflect the Company’s beliefs, intentions and current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth and strategies. These forward - looking statements are not historic facts. Persons reviewing this Presentation are cautioned that forward - looking statements are not guarantees of future performance and that the Company’s actual financial position, operating results and liquidity, and the development of the industry in which the Company operates, may differ materially from those made in, or suggested, by the forward - looking statements contained in this Presentation. The Company cannot guarantee that the intentions, beliefs or current expectations upon which its forward - looking statements are based will occur. By their nature, forward - looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward - looking statements. These forward - looking statements speak only as of the date on which they are made. The information contained in this Presentation is furnished by the Company and has not been independently verified. No representation or warranty (express or implied) is made as to the accuracy or completeness of any information contained herein. None of the Company or any of its subsidiary undertakings or any such person’s directors, officers, employees, advisors or representatives shall have any liability whatsoever arising directly or indirectly from the use of this Presentation. No reliance should be placed on, any information, including projections, estimates, targets and opinions, contained herein, and no liability whatsoever is accepted as to any errors, omissions or misstatements contained herein, and, accordingly, none of the Company or any of their parent or subsidiary undertakings or any such person’s officers or employees accepts any liability whatsoever arising directly or indirectly from the use of this presentation. This presentation does not constitute or form part of, and is not prepared or made in connection with, an offer or invitation to sell, or any solicitation of any offer to subscribe for or purchase any securities and nothing contained herein shall form the basis of any contract or commitment whatsoever. Information in this Presentation, including forecast financial information (if any), should not be considered as advice or a recommendation to investors or potential investors in relation to holding, purchasing or selling securities or other financial products or instruments and does not take into account your particular investment objectives, financial situation or needs. This Presentation must be read in conjunction with the Company’s recent financial information and the disclosures therein. AN INVESTMENT IN THE COMPANY INVOLVES RISK, AND SEVERAL FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE EXPRESSED OR IMPLIED BY STATEMENTS AND INFORMATION IN THIS PRESENTATION, INCLUDING, AMONG OTHERS, RISKS OR UNCERTAINTIES ASSOCIATED WITH OUR BUSINESS, SEGMENTS, DEVELOPMENT, GROWTH MANAGEMENT, FINANCING, MARKET ACCEPTANCE AND RELATIONS WITH CUSTOMERS, AND, MORE GENERALLY, GENERAL ECONOMIC AND BUSINESS CONDITIONS, CHANGES IN DOMESTIC AND FOREIGN LAWS AND REGULATIONS, TAXES, CHANGES IN COMPETITION AND PRICING ENVIRONMENTS, FLUCTUATIONS IN CURRENCY EXCHANGE RATES AND INTEREST RATES AND OTHER FACTORS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALISE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THIS PRESENTATION. This Presentation is subject to Norwegian law and any dispute arising out of or in connection with this Presentation is subject to the exclusive jurisdiction of the ordinary Norwegian courts, with Oslo District Court as agreed legal venue.

About DLTx DLTx ASA (“DLTx”) is a vertically integrated technology company expanding Web 3 capabilities by deploying blockchain infrastructure at scale across major global industries. The DLTx team is comprised of decentralists who believe in the new economy that's powered by cryptographic digital assets. The DLTx team has been at the forefront of developing and launching several of the most important protocols in the blockchain space including Ethereum, developed the first blockchain investment fund in 2014, has built out massive scale mining infrastructure since 2015, and now operates the first publicly traded company focused on powering Web 3. Learn more at https://www.dltx.com About Blockchain Moon Blockchain Moon Acquisition Corp, a Delaware corporation (“Blockchain Moon”) (NASDAQ: BMAQ, BMAQU, BMAQR, BMAQW) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On October 15, 2022, Blockchain Moon, announced that it executed a Business Combination Agreement (the “Business Combination Agreement”) dated as of October 14, 2022 with Malibu Parent Inc., a Delaware corporation (“New BMAC”), Hermosa Merger Sub LLC, a Delaware limited liability company, and DLTx, to acquire all the Web3 assets of DLTx, listed on the Euronext Oslo (DLTX.OL) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”). Blockchain Moon seeks to capitalize on the extensive experience of its management team, board of directors and advisors who are both blockchain industry investors and entrepreneurs to pursue prospective targets that are high growth businesses in blockchain technologies in North America, Europe, and Asia. Blockchain Moon is led by Chairman and Chief Executive Officer Enzo Villani, Chief Financial Officer Wes Levitt, board members, John Jacobs, Michael Terpin, David Shafrir, James Haft, and special committee members, John Hopkins and Carl Johnson. Learn more at https://www.bmaq.io Important Information about Blockchain Moon and Where to Find It New BMAC intends to file a registration statement on Form S - 4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus with respect to New BMAC’s securities to be issued in connection with the proposed Business Combination and proxy statement with respect to Blockchain Moon’s stockholder meeting to vote on the proposed transaction (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Blockchain Moon stockholders. Blockchain Moon and New BMAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Blockchain Moon are urged to read the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and securityholders of Blockchain Moon will be able to obtain free copies of the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by New BMAC or Blockchain Moon through the website maintained by the SEC at www.sec.gov. The documents filed by Blockchain Moon or New BMAC with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256. NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PRESENTATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE. Caution Regarding Forward - Looking Statements This presentation contains certain “forward - looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this presentation, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx, market size and growth opportunities, competitive position and technological and market trends, are forward - looking statements. Some of these forward - looking statements can be identified by the use of forward - looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward - looking statements. All forward - looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Blockchain Moon and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, Blockchain Moon, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Blockchain Moon or the stockholders of DLTx, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of DLTx as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) the inability of the combined company to implement its green mining strategy by entering into agreements in the future to acquire energy at its target price and power uptime; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DLTx or the combined company may be adversely affected by other economic, business and/or competitive factors; (12) the inability to obtain financing in connection with the Business Combination; (13) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Blockchain Moon’s securities; (14) the risk that the transaction may not be completed by the Business Combination date and the potential failure to obtain a further extension of the Business Combination deadline if sought by Blockchain Moon; (15) the impact of the COVID - 19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (16) volatility in the markets caused by geopolitical and economic factors; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in Blockchain Moon’s Form S - 1 (File No. 333 - 259770), its most recent Quarterly Report on Form 10 - Q and registration statement on Form S - 4 that New BMAC intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Blockchain Moon, referred to as a proxy statement/prospectus, and other documents filed by Blockchain Moon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved. You should not place undue reliance on forward - looking statements, which speak only as of the date they are made. Neither Blockchain Moon nor DLTx gives any assurance that Blockchain Moon, DLTx or the combined company will achieve its expected results. Neither Blockchain Moon nor DLTx undertakes any duty to update these forward - looking statements, except as otherwise required by law. Participants in the Solicitation Blockchain Moon, New BMAC and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Blockchain Moon’s stockholders in connection with the proposed transactions. Blockchain Moon’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Blockchain Moon, New BMAC and DLTx from the proxy statement/prospectus included in the registration statement on Form S - 4 to be filed by New BMAC with the SEC in connection with the Business Combination. No Offer or Solicitation This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Agenda DLTx in Brief Q3 Highlights Agreement with BMAQ for Sale of all Blockchain Assets DLTx Cloud DLTx Digital Assets DLTx Venture Spin Off and Revolution Listing

DLTx in Brief

6 5 Developing, Scaling and Managing Web3 Infrastructure Generate profit from the incentives issued by the protocols we support and then reinvest profits opportunistically to expand the decentralized economy Insulate our balance sheet by borrowing and repaying the capital required for operations in the underlying token, thus eliminating short - term market risk Develop scalable Web3 protocols, providing retail and institutional investors access to the crypto markets with lower risk profiles than speculative, directional token investments Work directly with the protocols and pioneers to develop software and hardware solutions to facilitate the development and adoption of Web3 ↳ OSE DLTX ↳ Market Cap 1 ~$ 27m ↳ > 4,600 Shareholders 1 Note 1: As of close 18 November, 2022

Applications of Blockchain 6 Digital IDs V o ting The Internet of Things Payments & Transfers Online Music B an k ing Law Enforcement Real Estate Health Care

Q3 Highlights

DLTX

Highlights Q3

↳ Agreement to sell all blockchain assets

↳ 57,235 FIL production in Q3

- Up 56% from Q2

↳ Turmoil in digital asset markets – DLTx does not trade tokens

↳ Total income of USD $363K

Summary

Business Combination Agreement signed 14 October 2022 with Blockchain Moon Acquisition Corp.

The evolution of the Filecoin operation continues and the total adjusted power of DLTx Cloud is 63.8 PiB. Two new joint ventures in Holland and France.

DLTx is not involved with trading of tokens and our operations are unaffected by the recent events in digital asset markets.

Weak digital asset prices continue to impact the financials resulting in a loss of USD ~$1.6m in Q3.

9

Financial H igh l ig h t s Third quarter Year to date Year end (USD ‘000) 09/30/22 09/30/21 09/30/22 09/30/21 12/31/21 Total income 363 8 06 1,599 8 06 1 , 9 9 4 Cost of goods sold - 1,082 - - 2,192 - - Depreciation - 1,519 - - 3,233 - - 635 Salary and social security cost - 649 - 1 5 1 - 1,682 - 1 , 3 0 2 - 2 , 5 5 8 Other operating expenses - 1,322 - 8 70 - 3,763 - 1 , 569 - 3,8 9 1 Operating loss - 4,209 - 216 - 9,271 - 2 , 0 6 6 - 5 , 0 8 9 Financial income 4,967 4, 278 5,451 8 , 0 57 3 3 4 Financial costs - 2,361 - 2 65 - 6,131 - 2 9 4 - 2 05 Equity accounted investments - - - - - Net financial items 2,606 4 , 0 1 3 - 679 7 , 7 6 3 1 30 Profit/loss before tax - 1,603 3 , 7 9 7 - 9,950 5 , 6 97 - 4 , 9 6 0 Total Equity 23,587 1 0

Agreement with Blockchain Moon for Sale of All Blockchain Assets

Transaction Highlights Blockchain Moon Acquisi - tion Corp. (“BMAQ”), a Nas - daq listed SPAC, acquires the DLTx blockchain assets The transaction values the assets to be divested at an equity value of approximately USD $106.6 million The transaction will be settled in shares of the combined company, a substantial portion of which will be distributed to DLTx share - holders, and upon distribution such shares are expected to be freely tradeable on Nasdaq Post - transaction, DLTx expects to focus on disruptive and sustainable business models DLTx will remains listed on Oslo Børs 1 2

Expected Timeline 14 October 2022 Business combination agreement signed with BMAQ to sell distributed ledger technology assets First Half of 2023 DLTx EGM : Approve the transaction, amendment of share options, change of company name and amendment of the Articles of Association Q4 2022 DLTx EGM: Reduction of share capital First Half of 2023 Closing of transaction First Half of 2023 DLTx EGM: Approve distribution of shares of the combined company to DLTx shareholders 1 3

1 4 ↳ DLTx will receive approx. 10,600,000 shares of the combined company, currently valued at USD $10.00 ↳ DLTx intends to distribute a substantial portion of the shares it receives to its shareholders immediately following the closing of the transaction ↳ Upon distribution, it is expected that such shares will be freely tradeable on Nasdaq ↳ Post - transaction, DLTx will continue to be listed on Oslo Børs with a new name and a new ticker symbol ↳ Post - transaction, DLTx expects to pursue business combinations with companies focusing on disruptive and sustainable business models Distribution and P o s t - T ran s a c tion

1 5 Anticipated Value and Ownership of the Combined Company Reflecting 84.5% BMAQ Trust Equity Redemptions per the Charter Amendment Vote held 19 October 2022 and assum es that no additional BMAQ shares are redeemed . DLTx Shareholders BMAQ Sponsor BMAQ Stockholders Note 1: Adjusted for cash from DLTx Q2 Report, dated 6/30/2022, that will remain at the Norwegian entity. Note 2: Sponsor Equity Value reflects forfeiture of 60% of DLTx's BMAQ Sonsor Entity. Note 3: Per BMAQ's Current Report on Form 8 - K filed with the SEC on 10/21/2022, approx. USD $17,870,500 remained in the BMAQ trust account as of 10/21/2022. Assumes that no additional BMAQ Sponsor shares are redeemed. Note 4: Debt from DLTx Q2 Report, dated 6/30/2022, total current and long term, adjusted for Net Cash. Note 5: Assumes that no additional BMAQ Sponsor shares are redeemed. Total Enterprise Value $ 163.35 DLTx Equity Value 1 $ 106.61 BMAQ Sponsor Equity Value 2 $ 26.35 Cash in BMAQ Trust 3 $ 17.87 70 . 68% Fully Distributable Equity Value $ 150.83 Net Debt 4 $1 2.52 Anticipated Pro Forma Anticipated Ownership 5 Valuation (USD $m) 1 7 . 4 7% 11 . 85%

Business Units

1 7 DLTx Core Business Units Building the infrastructure of Web3 ↳ Wireless • Decentralized network solutions • Infrastructure of Web3 • Decentralized wireless (DeWi) ↳ Cloud • Decentralized data storage • Data security ↳ Digital assets • Cryptocurrency • Hardware • Infrastructure The business units are included in the assets DLTx will transfer to the combined company in the transaction with BMAQ.

1 8 We do Business with Protocols Bitcoin (BTC) is a digital currency, which operates free of any central control from banks, corporations, or governments Filecoin (FIL) is a decentralized storage network designed to store humanity’s most important information Pocket (POKT) was created to be among the world's most reliable and redundant full node networks Helium (HNT) is a decentralized wireless Internet of Things network using the LoRaWAN and 5G system

DLTx Cloud

20 Filecoin Rewards Quarterly production 57 235 FIL produced in Q3 ↳ 57,235 FIL for the quarter – Up 56% from Q2 Raw Power Adjusted Power Q4 - 21 Q2 - 22 Q3 - 22 Q1 - 22 27 833 FIL 17 373 FIL 36 657 FIL 57 235 FIL

DLTX

Filecoin Business Development

Filecoin Plus provides 10x rewards for "verified deals"

DLTx is well positioned to take advantage of these dynamics with a highly experienced Filecoin mining team

Long-term business case for Filecoin as a back-end storage solution remains compelling

- ↳ Price, risk, flexibility – all improved using Filecoin network
- ↳ DLTx team in place to promote and facilitate onboarding

DLTx plans to mine FIL tokens and bring paid customers onto the network from Q4 2022

Secured 30 PiB of verified deals - equals 300 PiB of adjusted power

Two new Filecoin joint ventures with:

- **Dcent in Holland**
- **TwinQuasar in France**

21

DLTx Digital Assets

2 3 Initiating Vertically Integrated Bitcoin Division Note 1: Based solely on management estimates. The expected pricing at 3c per kW/h contemplates a market agreement whereby the power supplier will share in the mining proceeds, and such revenue share is in addition to the anticipated 3c per kW/h cost. ↳ DLTx Digital Assets intends to launch an industry leading vertically integrated and sustainable Bitcoin operation, covering all aspects of Bitcoin mining, from collaborative ASIC manufacturing to full site development and operation ↳ USD $3.5 million raised in SPV to fund initial phase of development ↳ Expects to use “green” power through utilization of wind, hydro, solar and flare gas ↳ Intends to t arget sustainable/green power providers with an average cost of 3c per kW/h 1 ↳ The DLTx team has experience deploying and managing Bitcoin mining globally ↳ Anticipated initial power capacity of 19.8 megawatt between three North American sites ↳ Initial sites are expected to launch within the next six months, with expansion potential anticipated to exceed 200MW

2 4 Focus on Sustainable Mining ↳ DLTx is focused on sustainability for Bitcoin production methods, by harnessing power where there is either overcapacity, no viable connection to the grid, or an ability to turn waste into power, such as with flare gas (preventing methane release) ↳ We intend for future sites to combine wind, hydro, solar and flare gas - all of which have pre - existing power delivery infrastructure

DLTX

Bitcoin Mining

Global Market Cap[1]
USD ~$317 billion

Bitcoin is the oldest and largest store-of-value within the decentralized ecosystem

Bitcoin mining is a system in which complex computing cryptographic hashes are used to process Bitcoin transactions. Mining brings new Bitcoins into the market for transaction processing

25

Note 1: https://www.coingecko.com/en/coins/bitcoin - 20 November 2022

2 6 Block header from last block is sent to all the miners Miners compete to solve the puzzle Solved transactions are “verified” by the network Winning miner is rewarded with Bitcoin , or “The Block Reward” The new block transactions are attached to a chain of prior blocks, hence “blockchain” How Bitcoin Mining Works

DLTx Ventures Spin Off and Revolution AS Listing

Spinning off DLTx Ventures → Revolution AS Listing on Euronext Growth in Spring 2023 28 Intend to spin off DLTx Ventures AS to merge with SVBS ↳ This spin off will create Revolution AS DLTx expects to contribute assets from its investment portfolio to DLTx Ventures before the spin off Non - binding term sheet signed with Silicon Valley Blockchain Society Inc. (SVBS) Aim to list Revolution AS on Euronext Growth in spring of 2023

Thank you!

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